VIA EDGAR AND FACSIMILE

January 15, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Demarest IV, Accountant

Re:           Consolidated-Tomoka Land Co.
Annual Report on Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
File No. 1-11350

Dear Mr. Demarest:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 17, 2012 (the “Comment Letter”), regarding the above referenced Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 15, 2012 by Consolidate-Tomoka Land Co. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

1.	Please tell us how you determined it was appropriate to recognize income from the oil exploration lease on a straight-line basis, citing the authoritative literature upon which you relied.

Response

On May 26, 2011 (the ”Agreement Date”), the Company entered into a lease (the “Subsurface Lease”)  of certain of the Company’s subsurface interests to a third-party (the “Lessee”) providing the third-party with the rights of exploring, drilling, mining and operating for producing and owning oil, gas, and sulphur and the related activities, such as making surveys, laying pipelines, etc.  On the Agreement Date, the Lessee paid a deposit in the amount of $922,114 (the “Deposit”) into escrow. Upon expiration of the inspection period, which occurred on September 23, 2011 (the “Effective Date”), the payments of the first rental installment of $913,657, paid on or about the Effective Date, and the Deposit, which was deemed the payment of the second year lease payment, or ‘delay’ rental payment pursuant to the Subsurface Lease, became non-refundable. The Company had no substantive performance obligations to perform subsequent to the end of the inspection period.

Pursuant to the Subsurface Lease, after the expiration of year two, unless or until the Lessee commenced production resulting in the payment of royalties to the Company from the output of drilling operations and if not terminated for lack of production, the Lessee could extend the Subsurface Lease for up to six additional annual periods provided the Lessee paid the delay rental payment applicable to each additional annual period. The amount of each additional delay rental payment made in each applicable subsequent year would be subject to adjustment based on any reduction of the leased interests in operation/production (which resulted in the payment of royalties to the Company) or which was otherwise released by the Lessee. Additionally, the Subsurface Lease required that the Lessee drill at least two (2) wells prior to the expiration of the second lease year. The Lessee would be required to pay the Company a penalty payment of $500,000 for each of the two wells that had not been drilled by the end of the second year. There are similar penalty payment provisions for each of the six additional annual periods as applicable. For each of the six additional annual periods, if the Lessee does not pay the appropriate delay rental payment and penalty payment (if applicable), the Subsurface Lease terminates.

ASC 605, “Revenue Recognition” provides relevant guidance for the accounting treatment of the Subsurface Lease transaction. These codification sections establish that revenue should not be recognized until it is realized or realizable and earned. The Staff has indicated in interpretative releases its belief that revenue is generally realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured.

Concepts Statement No. 5, ‘Recognition and Measurement in Financial Statements of Business Enterprises” (“CS No. 5”) stipulates that revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by revenues. Further CS No. 5 states that “if services are rendered or rights to use assets extend continuously over time, reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

Other Staff guidance pertaining to nonrefundable up-front fees considered when a registrant (entity) negotiates an arrangement pursuant to which they may receive nonrefundable fees upon entering into arrangements or on certain specified dates. The guidance notes that the fees may ostensibly be received for conveyance of a license or other intangible right or for delivery of particular products or services. Of the various fact patterns considered, one pertains to an entity charging a fee for a non-exclusive access right whereby there are no incremental costs that the entity will incur in serving the customer throughout the access period. The Staff noted its belief that obtaining the nonrefundable fee and providing access over time were not discrete earnings events, and that the earnings process is completed by performing under the terms of the arrangement, not simply by originating a revenue-generating arrangement. Further, by analogy, the Staff established that such fees should be deferred and recognized into revenue over the life of the arrangement.

The Company believes the above referenced authoritative literature provides the applicable guidance for its accounting treatment of the Subsurface Lease. The Company believes that the terms and conditions of the Subsurface Lease establish the first two years as the base term of the Subsurface Lease whereby the Company has provided a right to use its subsurface assets over a two-year period. Any continued right to use in future lease periods would be, in effect, the election of lease extensions, which require incremental lease payments (delay rental payments) with possible modifications in the payment amount based on the amount of subsurface interests remaining under lease. In addition, an election to extend beyond the base term may incorporate penalty payments if the drilling requirements were not met and such penalties represent a substantive economic factor impacting the assessment of probability that the Lessee would elect to extend the Subsurface Lease. The Company therefore believes recognition of the non-refundable payments over the base lease term of two years on a straight-line basis was in accordance with the authoritative guidance and appropriate.

2.
Please tell us how you determined your income statement presentation, including but not limited to the presentation of net amounts for each business segment and the presentation of an unnamed subtotal before general and administrative expenses, is in accordance with GAAP and Regulation S-X.

Response

The Company believes the presentation, as reflected in the Annual Report on Form 10-K for the year ended December 31, 2011, provided the required captions (subtotals and totals) stipulated by GAAP and Regulation S-X (e.g. income (loss) before income taxes, net income (loss), etc.).

The Company notes, however, that in its most recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed November 9, 2012 (the “2012 Q3 10-Q”), the Company has modified its income statement presentation as follows:

•	The revenues generated from each business segment were presented as individual line items that were part of an aggregated subtotal identified as “Total Revenues,” for the periods reported;

•
The Company’s direct costs applicable to the revenue generated by each business segment were presented as individual line items that were part of an aggregated subtotal identified as “Direct Cost of Revenues,” for the periods reported;

•	The amounts of stock compensation expense and Depreciation and Amortization expense were segregated as separate line items but retained within the Company’s summation of “Total Operating Expenses”;

•
Interest expense, interest income and related items such as Loss on Early Extinguishment of Debt were segregated below Total Operating Expenses as separate line items but still included as part of the calculation of Income (Loss) from Continuing Operations; and

•	The Company’s income statement no longer presents any unnamed subtotals.

For clarity, the amounts of stock compensation expense and interest expense in the Company’s income statement presentation prior to September 30, 2012, had been included in general and administrative expense and depreciation and amortization expense had been included in the cost and other expenses attributable to each business segment.

In connection with the Company’s modified income statement presentation, certain amounts in the prior year’s income statement were reclassified to conform to the presentation of the Company’s income statements for the three and nine months ended September 30, 2012. These reclassifications had no effect on the current year and prior year presentation of income (loss) from continuing operations before taxes or any subsequent subtotal and total including net income.

The Company believes that its adjusted income statement presentation is more appropriately aligned with the standard presentation of companies in the real estate industry and remains consistent with the requirements of GAAP and Regulation S-X. A copy of the Company’s adjusted income statement presentation, as filed in its 2012 Q3 10-Q, is provided herein as Exhibit I for your reference. This adjusted income statement presentation will be utilized in the Company’s quarterly and annual reports in its future public reporting. Consequently, the presentation of the Company’s income statement for the years ended December 31, 2011 and 2010, included in its Annual Report on Form 10-K for the year ended December 31, 2012, which will be filed on or before March 18, 2013, will be adjusted accordingly and the unnamed subtotal referred to in the Staff’s comment will be prospectively eliminated.

3.
Your disclosure under this heading references a tabular reconciliation of Level 3 inputs. However, this table appears to be missing from page F-15. Please revise to include this disclosure in future Exchange Act filings.

Response

The Company acknowledges the comment of the Staff and will revise its disclosures in future Exchange Act filings.

4.
Please tell us how you determined that the effect of the correction was not material to the quarters ended June 30, 2009 or 2010, or to net income for the year ended December 31, 2009. We note that the correction reduced net income in 2010 by $720,000 and that net income for 2009 was $800,570.

Response

The Company conducted an analysis of the materiality of the correction of a prior period error in connection with the preparation of the Company’s financial statements in the second quarter of 2010, utilizing the guidance provided in GAAP, Staff Accounting Bulletin No. 99 and Staff Accounting Bulletin No. 108, and related amendments. The Company’s analysis was memorialized in a memorandum to its files and provided to the Company’s independent accountants. The Company’s analysis considered the materiality of the error for the quarters ended June 30, 2009 and June 30, 2010, and the years ended December 31, 2009 and December 31, 2010. The contents of the Company’s memorandum are incorporated in this response to the Staff’s comment.

The Company evaluated the materiality of the accounting error resulting from the Company’s accounting for the sale of land to Volusia County, Florida (the ‘County’), and a commitment to fund a portion of the costs incurred by the County for a road project known as the Dunn Avenue Extension (the ”Dunn Avenue Project”).

Background

On March 5, 2009, the Company and the County executed four contracts for the sale of four parcels of Company land for the Dunn Avenue Project for total cash consideration of approximately $2.5 million.  Three of the sales closed on June 2, 2009, and the Company recognized total revenues of $1.6 million in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “2009 Q2 10-Q”). The fourth sale for approximately $900,000 closed in August 2009 and the Company recognized the revenue in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “2009 Q3 10-Q”).  In June 2009, the Company and the County executed a joint funding agreement, which required the Company, the County, and the City of Daytona Beach to each fund an estimated $1,125,000 of the estimated $3.3 million funding shortfall for the construction, engineering, and inspection costs for the Dunn Avenue Project.  The Dunn Avenue Project pertained to the three parcels of land sold in June 2009. The Company’s funding commitment (and that of the City and County) could be reduced if the total cost of construction cost was less than the original $9.9 million estimate.  However, in the event the actual costs were higher than the $9.9 million estimate, the County (not the Company) would be solely responsible for funding any additional cost.

The Company recorded the sales on the full accrual method recognizing revenue at each closing when the cash proceeds were received in full.  The Company’s commitment under the joint agreement project was not recorded in the financial statements but was rather disclosed in the commitments and contingencies footnote in the Company’s 2009 Q2 10-Q and 2009 Q3 10-Q, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the ”2009 10-K”).

During the second quarter of 2010 the Company determined that the original accounting for the three land sales transactions related to the Dunn Avenue Project funding commitment was incorrect.  The Company concluded that the appropriate accounting would have been to record the road construction commitment of $1,125,000 as a reduction of the land sales price and accrue the commitment as a liability.  This accounting would have reduced revenues from real estate sales by the $1,125,000 in the second quarter of 2009 and income tax expense and deferred taxes by $405,000.  The adjustment would have had the effect of reducing net income by approximately $720,000 during the quarter, equivalent to $0.13 per share. Finally, the adjustment increased the Company’s total liabilities by approximately $720,000, reflecting the $1,125,000 commitment offset by the reduction in deferred taxes related to the land sales.

Materiality Analysis

The Company owns more than 11,000 acres of land in the Daytona Beach area and as of the time of the Company’s analysis, the Company owned 26 free-standing income producing properties and two multi-tenant properties (the “Lease Portfolio”). The Company’s business plan at that time (and now) is to grow its Lease Portfolio utilizing the Company’s sources of liquidity, including proceeds from the sale of its land assets. The Company’s long-term strategic objective is to establish a portfolio of income-producing assets that provide long-term reliable cash flows from quality tenants. Since approximately 1999, the Company has utilized the §1031 tax deferred exchange structure (“like-kind exchanges”), promulgated within the Internal Revenue Code, to deploy proceeds from its land sales into the acquisition of Lease Portfolio assets. In addition, the substantial majority of the Company’s land assets were acquired in the first half of the Company’s 100+ year history, the result of which is that the Company has a very low cost basis in its land portfolio. Consequently, the number of land sales transactions, the proceeds generated by those transactions, and the value per acre achieved in these transactions is more significant to the readers of the Company’s financial statements than the earnings generated by those transactions.

The Company’s investors, the significant majority of whom have held their positions in the Company’s stock for an extended period of time, generally have a long-term perspective with regard to the Company’s investment characteristics largely due to the nature of the Company’s asset base and business plan. We believe the primary focus in their evaluation of the Company’s quarterly and annual operating results is not on earnings, but rather the sales values indicated by its land transactions, its ability to deploy the proceeds of land transactions (and other elements of the Company’s liquidity) into income-producing assets and the quality of the Company’s Lease Portfolio. Therefore variations in the Company’s net income are not a significant quantitative or qualitative consideration for readers of the Company’s financial statements. In part, the Company’s assessment of this perspective is supported by the investor relations discussions the Company has had with investors, over the years, which have confirmed their focus is on long-term value appreciation rather than quarterly earnings.  The Company does not provide earnings guidance or any guidance with regard to expected operating results, and there are no market analysts who publish research reports on the Company’s results or expected results. At the time of the Company’s analysis of the error in 2010, its three largest investors owned 40% of the Company’s outstanding shares and the top 20 shareholders owned 67%.  Slightly more than 50% of the Company’s stock was held by the top 5 shareholders, all of which had held the Company’s stock for 4 years or more, as of August 12, 2010.

The Company has consistently disclosed in its public filings that the timing of land sales fluctuate and is cyclical based on factors including the broader economy, and as a result, earnings derived from land sales are not consistent from period to period. Historical sales and income are not indicative of future results because of the discrete nature of land sales and the likely variations in either the sales prices achieved or in some instances the cost basis of owned land.  In any given year, a significant portion of the Company’s income may be generated through relatively large discreet commercial land transactions, however, the liquidity generated by these transactions and from the Company’s Lease Portfolio are the more material measure of the Company’s operating results.  In certain years there have been no land sales or insignificant land sales. In 2009, the four transactions with the County represented the Company’s only land sales revenue, and in 2010, the Company had no revenue from land sales transactions.

In its memorandum in 2010, the Company observed that, as evidenced in the cumulative total return stock graph presented in its 2009 10-K (presented below) the Company’s stock price has generally tracked to the real estate industry during the economic downturn and has not shown a direct relationship to its reported net income in the related periods.

The Company believes this assessment is further supported by an analysis of its quarterly stock price history in relation to its reported real estate sales revenue and its net income during the applicable quarterly periods in 2008, 2009, and 2010, as presented in the Company’s 2009 10-K and provided in the following table:

The above data would seem to indicate that the movement in the Company’s stock price, ostensibly the most significant indicator of the actions of buyers and sellers in the Company’s stock, does not have a direct correlation to the Company’s reported real estate sales revenue or net income for the quarterly periods, including the quarterly periods subject to the Company’s analysis of the misstatement.

In the Company’s analysis in 2010, the Company also considered the following quantitative analysis as part of its overall assessment of materiality:

Balance Sheet Analysis

The Company believes the above table reflecting its balance sheet analysis indicates that the error was neither quantitatively a material percentage of the Company’s total assets, total liabilities and its total equity as of the reporting dates affected nor qualitatively significant based on the nature of the commitment, which was consistent with the Company’s business objectives.

Income Statement Analysis

The Company believes the above tables and charts reflecting its income statement analysis indicate that the error did not have a material impact on the Company’s trends in total revenues or net income for the annual periods presented.

In addition to the above quantitative analysis, several other considerations were taken into account in determining the materiality of the misstatement, pursuant to the applicable provisions of the aforementioned authoritative guidance. The considerations and a discussion of each follow:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The amount of the Company’s contribution to the road construction was set at a maximum of $1,125,000, therefore the measurement was subject to reasonable precision but for the potential for downward adjustments as noted above.

Whether the misstatement masks a change in earnings or other trends.

As established in the charts above, the Company’s total revenues and earnings had decreased from 2006 to 2010. The Company believes the correction of the error did not materially impact those revenue and earnings trends, and therefore did not mask a trend that was not otherwise evident in its operating results.

In addition to the annual trends the Company evaluated the quarterly trends noted in the table below which compare the reported results for total revenues and net income versus the results as if the adjustment of $1,125,000 had been made to revenue and the net of tax amount of $723,375 been adjusted in net income in the second quarter of 2009 (and was not made in June of 2010).

The Company concluded that the adjustment did not change the quarterly trends in total revenues or net income and also considered that the adjustment had no impact on cash flows for the periods evaluated. The Company’s quarterly operating results in 2009 and 2010 continued to reflect the impact of the recession and the sustained weakness in the overall real estate market that had begun in 2008. The adjustment did not materially alter those trends as they were reported and presented to users of the Company’s financial statements in 2009 and 2010.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company.

The misstatement does not hide a failure to meet consensus expectations as the Company is not followed by equity analysts and the Company does not offer earnings guidance. In addition, as previously noted the Company has consistently disclosed that the timing of real estate sales is not predictable and may cause the Company’s operating results to vary significantly from quarter to quarter and year to year.

Whether the misstatement changes a loss into income or vice versa.

For the year ended December 31, 2009, the misstatement would not have reduced net income to a net loss. Without the adjustment for the misstatement net income for the year ended December 31, 2010 would have been a modest level of net income, nearly break-even, versus the reported net loss.  The misstatement would have reduced the Company’s net income during the quarter and six months ended June 30, 2009, to a loss. The impact of the misstatement on the quarter and six months ended June 30, 2010, was to decrease the Company’s relatively low level of net income for those periods to a net loss. As previously outlined, the Company concluded that this was not a material change given the impact on revenue and earnings trends, and the relatively low levels of net income or resulting net loss in the applicable quarters and six-month periods.

Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

The misstatement does concern the real estate sales segment of the Company, which plays a significant role in the Company’s operating results and source of liquidity. However, the sales transactions with the County were executed in lieu of a condemnation process that the County intended to pursue so the transactions were not reflective of the normal course of business in this segment. The sales related to the Dunn Avenue extension were the only land transactions during 2009, through the second quarter of 2010, and the full year of 2010.  As noted, the sale was to the County for the purpose of building an extension to a road that, when completed, would enhance the value of the Company’s adjoining lands by providing new access to the west side of I-95.

Whether the misstatement affects the Company’s compliance with regulatory requirements.

The misstatement had no impact on regulatory requirements applicable to the Company.

Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.

The misstatement had no impact on the Company’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Management’s  compensation in 2009 did not include incentive bonuses, additional grants of stock awards or salary increases, thus the misstatement had no beneficial impact on management’s compensation.

Whether the misstatement involves concealment of an unlawful transaction.

The transaction related to the misstatement was a lawful transaction, fully disclosed, and the misstatement did not conceal an unlawful transaction.

In evaluating materiality for the purpose of reporting the correction of an accounting error, several factors should be taken into account, including earnings trends, consistency of interim period and full-year earnings, and expectations of investors as to long-term asset growth versus short-term earnings.

As part of the Company’s analysis of whether the accounting error was material to the financial statements, the Company considered the Public Company Accounting Oversight Board Release No. 2010-004, which provides the following regarding the Supreme Court’s findings related to materiality:

In interpreting the federal securities laws, the Supreme Court of the United States has held that a fact is material if there is a “substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”  As the Supreme Court has noted, determinations of materiality require “delicate assessments of the inferences a ‘reasonable shareholder’ would draw from the given set of facts and significance of the inferences to him….”

Conclusion

After consideration of both the quantitative and qualitative factors evaluated above and considering the total mix of information available to investors, the Company concluded that the misstatement was not material to the second quarter ended June 30, 2009, or the six months then ended, or for the fiscal year ended December 31, 2009, and therefore did not require a restatement of such reported results and financial statements.

In evaluating the misstatement in relation to the operating results for the quarter ended June 30, 2010, and the six months then ended as well as the Company’s projected results for the full year in 2010, the same qualitative and quantitative factors were given consideration.  For the reasons articulated above, the Company concluded that correcting the misstatement in the second quarter of 2010 would not have a material impact on the financial statements for such quarter and six month results and for the year ended December 31, 2010.

The Company maintains that the conclusions reached in 2010 were appropriate and consistent with the authoritative guidance.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (386) 944-5643.

Sincerely

CONSOLIDATED-TOMOKA LAND CO.

/s/Mark E. Patten

Mark E. Patten

Senior Vice-President & Chief Financial Officer

Cc:           John P. Albright, President & Chief Executive Officer, Consolidated-Tomoka Land Co.

Brian S. Buck, Pillsbury Winthrop Shaw Pittman, LLP

R. Travis Storey, KPMG LLP

             Exhibit I

CONSOLIDATED TOMOKA LAND CO.
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenues				
Income Properties	$ 2,461,342	$ 2,301,016	$ 7,241,189	$ 6,723,261
Real Estate Operations	331,496	69,406	2,299,102	200,712
Golf Operations	861,326	838,646	3,443,984	3,559,926
Other Income	186,458	16,646	264,894	67,778
Total Revenues	$ 3,840,622	$ 3,225,714	$ 13,249,169	$ 10,551,677
Direct Cost of Revenues				
Income Properties	$ (199,710)	$ (129,271)	$ (518,904)	$ (374,662)
Real Estate Operations	(143,138)	(151,671)	(531,913)	(527,289)
Golf Operations	(1,314,428)	(1,300,876)	(4,210,959)	(4,488,542)
Other	(28,530)	(206,906)	(166,420)	(444,664)
Total Direct Cost of Revenues	$ (1,685,806)	$ (1,788,724)	$ (5,428,196)	$ (5,835,157)
General and Administrative	$ (1,864,770)	$ (1,228,398)	$ (4,200,082)	$ (3,459,469)
Stock Compensation	(446,678)	10,676	(870,303)	51,855
Impairment Charges	—	(6,618,888)	—	(6,618,888)
Depreciation and Amortization	(584,210)	(604,953)	(1,723,504)	(1,733,396)
Gain (Loss) on Disposition of Assets	(33,513)	42,692	242,051	155,607
Total Operating Expenses	$ (4,614,977)	$ (10,187,595)	$ (11,980,034)	$ (17,439,448)
Operating Income (Loss)	(774,355)	(6,961,881)	1,269,135	(6,887,771)
Interest Income	453	41,436	820	156,580
Interest Expense	(124,650)	(167,996)	(401,060)	(545,999)
Loss on Early Extinguishment of Debt	—	—	(245,726)	—
Income (Loss) from Continuing Operations Before Income Tax	(898,552)	(7,088,441)	623,169	(7,277,190)
Income Tax	341,946	2,778,394	(237,238)	2,875,627
Income (Loss) from Continuing Operations	(556,606)	(4,310,047)	385,931	(4,401,563)
Income from Discontinued Operations (net of tax)	—	92,055	151,450	243,448
Net Income (Loss)	$ (556,606)	$ (4,217,992)	$ 537,381	$ (4,158,115)
Per Share Information				
Basic and Diluted				
Income (Loss) from Continuing Operations	$ (0.10)	$ (0.75)	$ 0.06	$ (0.77)
Income from Discontinued Operations (net of tax)	—	(0.01)	0.03	0.04
Net Income (Loss)	$ (0.10)	$ (0.74)	$ 0.09	$ (0.73)
Dividends Declared & Paid	$ —	$ —	$ 0.02	$ 0.02